U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

       Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

       Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

       Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com	Media Allen & Caron Inc. Len Hall 1 (949) 474-4300 len@allencaron.com

MFC INDUSTRIAL LTD. EXTENDS ODD-LOT SHARE REPURCHASE PROGRAM

NEW YORK (May 22, 2012) . . . MFC Industrial Ltd. (“MFC”) (NYSE: MIL) today announced that it will be extending its previously announced odd-lot share repurchase program, such that the repurchase program will now expire at the close of business on July 2, 2012.

Pursuant to the odd-lot share repurchase program, MFC has offered to buy back common shares from registered and beneficial shareholders of MFC who own 99 or fewer common shares as at March 30, 2012. The repurchase program affords eligible shareholders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. The repurchase program commenced on April 9, 2012 and, with the extension, will expire at the close of business on July 2, 2012. Shareholders who elect to participate in the repurchase program will receive an amount equal to the weighted average of the closing prices of the common shares on the New York Stock Exchange during the extension period, being the period from May 22, 2012 until July 2, 2012, for each common share tendered. Shareholders will not incur any brokerage commissions if they elect to dispose of their common shares pursuant to the program. Questions regarding the repurchase program should be directed to Georgeson Inc. toll free at: 1 (888) 274 5157.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity and resource interests, and structured finance, and proprietary investing. To obtain further information on MFC, please visit our website at: http://www.mfcindustrial.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: June 1, 2012